Eiger Technology, Inc. announces Third Quarter results

Toronto, August 21st /CNW/--Eiger Technology, Inc. (TSE:AXA, OTCBB: ETIFF) (Eiger) announces third quarter results ending June 30, 2002.

                                           2002                     2001
                                           ----                     ----
* Revenue                            $4,102,000              $7,768,000
* Net Loss                          ($1,104,000)           ($12,952,000)
   EPS                                 (0.03   )                (0.38  )

* Revenue - Decrease mainly due to a reduction in Eiger Net Inc.'s sales of $3.7 million reflecting continued weakness in the global economy and especially in the computer peripheral sector.

* Net Loss - includes the costs of completing a coast-to-coast voice network at Onlinetel that provides a strong platform for future growth and profitability.

Cash - Company's cash was $6,456,000 (March 31, 2002) from $5,993,000 (September 30, 2001) reflecting the hard work and strong fiscal discipline found at all levels of our organization.

Total expenses decreased approximately 21% during the quarter ended June 30, 2002 to $ 2,223,000 from $2,797,000 for the quarter ended June 30, 2001. There was an overall decrease in expenses of over 10% for the 9 month period ending June 30. Operations and administrative expenses decreased by approximately 17% (Q3 2002: $ 1,900,000; 2001: $ 2,298,000). The overall decrease for the 9 month period ending June 30 was approximately 5%. These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Net and K-Tronik sales, R&D, design engineering and manufacturing facilities.

While interest on long-term debt decreased (for the quarter ended June 30, 2002: $10,000; June 30, 2001: $15,000 and for the 9 month period ending
June 30, 2002:  $29,000;  June 30,  2001:  $51,000),  other  interest and bank charges  increased  (June 30, 2002: $133,000;  June 30, 2001: $104,000 and for
the 9 month period ending June 30, 2002: $370,000;  June 30, 2001:  $292,000).
The decrease in long-term debt interest was due to a reduction in long-term debt at Eiger Group of Companies.

Amortization of goodwill and other assets decreased from $300,000 in Q3 2001 to $119,000 in Q3 2002, due to the previous year's write-down and new accounting regulations regarding amortization of goodwill.

Liquidity and Capital Reserves

At June 30, 2002, the Company's cash position and working capital were $6,456,000 and $7,915,000 respectively, compared with $5,993,000 and $12,815,000 at September 30, 2001.

The decrease in the Company's accounts receivable to $4,165,000 at June 30, 2002 from $8,759,000 at September 30, 2001 is due to the decrease in the volume of business at Eiger Net, off set partially by an increase in business at K-Tronik.

Inventory decreased to $5,396,000 June 30, 2002 from $6,545,000 at September 30, 2001 as a result of the decrease in the volume of business at Eiger Net offset by K-Tronik.

Review and Outlook

Onlinetel Corp: In Q3, the focus at Onlinetel was completing the rollout of its' national VoIP network and introducing a suite of residential long distance and carrier termination services. Onlinetel met its Q3 objectives by completing its' network rollout by May 1, 2002 and launching 10-10-580 casual calling services, flat rate calling plans priced as low as $0.02/minute and carrier termination services in late May and June 2002. In addition, Onlinetel management was restructured to facilitate sales growth and cost containment.

Q4 marks a transition point for Onlinetel from building its VoIP network and supporting infrastructure to generating revenue and earnings from that base. Onlinetel is only 51 days into Q4 and annualized revenues are already 116% higher than at the end of Q3. However, despite this strong growth, due to the cost of network build-out and the fact that network utilization is at 20% of capacity at this early stage of growth, Onlinetel will still operate at a loss until utilization reaches 40%. From that point, revenue growth will accrue directly to the bottom line.

In addition, whereas flat rate and 10-10 long distance revenues are growing at a very high rate, termination revenue is weaker than anticipated largely due to the greater than expected time and cost to configure networks for termination. As a result of these complexities, although demand for termination services is high and Onlinetel has a greater number of termination customers than expected, usage per customer and total termination revenue is below expectations. As a result of the demand for Onlinetel's flat rate and 10-10 services coupled with the complexities of configuring termination business, management has decided to aggressively grow its flat rate, 10-10 and advertising revenues and position termination as a way to backfill excess capacity.

Eiger continues to move Onlinetel towards profitability with an increase in sales from June 30, 2002 to August 20, 2002 of 116%. The annual revenue run rate based on August daily numbers is $2,725,000 vs. $1,260,000 on June 30, 2002. And although Eiger expects this growth rate to continue in Q4 and into the following fiscal year, management is also considering a corporate restructuring of Onlinetel based on Eiger's pre-advancement of funds to Onlinetel and Onlinetel's inability to produce satisfactory operating and profitability results on a more timely basis.


Newlook Industries: Newlook is a TSX Venture Exchange company. Eiger owns 80.13% of Newlook (Q3 Market Close Value of $2.4 million). Newlook has one operating division, ADH Custom Metal Fabrication Inc. During Q3 ADH was successful in completing the re-design and launch of its' electronic cabinet and rack product lines and expanding its distribution more than threefold, from local distribution in Ontario to all of Ontario, the East Coast and New York State. In addition, ADH is winning a larger share of the electrical enclosure market based on performance and dedication to customer satisfaction and overall service.

The enhanced product line and growth in distribution resulted in a strong start to Q4. ADH was profitable in July and, based on existing orders, expects to be profitable again in August. The balance of Q4 following into next year will bring continued growth and profitability through innovative new product developments, on time deliveries, cost controls and near zero defects. ADH will continue to add distributors in Canada and reps in the USA, and expects to obtain certification for its' custom built NEMA 12 cabinets in Q4. This certification will open the door to a wide range of new customers and a larger market potential for ADH.

K-Tronik: K-Tronik was successful in both growing revenue and market share and reducing losses in the quarter despite a weaker economy. Revenue in Q3 was $2,742,000, up 3.8% from the same period last year. In addition K-Tronik was successful in reducing its' third quarter loss to $28,000 from $247,000 for the quarter ended June 30, 2001. This improvement is due to increased operating efficiencies at both the factory in South Korea and in distribution in the United States. These positive variances were maintained despite price pressures prevalent throughout the construction industry.

In Q4, prices are expected to remain stable, and management expects to continue its' trend of improved revenues and profitability while working towards its public listing. K-Tronik has filed its SB-2 registration statement with the United States Securities and Exchange Commission (SEC) and has received approval for listing from NASDAQ subject to SEC approval.




Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.